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                               August 29, 2022

       Xiaodong Yang, M.D., Ph.D.
       Chief Executive Officer
       Apexigen, Inc.
       75 Shoreway Road, Suite C
       San Carlos, CA 94070

                                                        Re: Apexigen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2022
                                                            File No. 333-266846

       Dear Dr. Yang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 12, 2022

       Cover Page

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders
paid for such shares and warrants overlying such securities.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders
will not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Xiaodong Yang, M.D., Ph.D.
FirstName LastNameXiaodong Yang, M.D., Ph.D.
Apexigen, Inc.
Comapany
August 29, NameApexigen,
           2022          Inc.
August
Page 2 29, 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares.
Risk Factors, page 10

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
5.       Update the disclosure in the risk factor titled    Our management team
has limited
         experience in operating a public company    in light of the failure to
timely file the Form
         10-Q for the quarter ended June 30, 2022.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
86

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Exhibits

8. We note your disclosure in the footnotes to the exhibit index that certain portions of
         Exhibit 2.1 have been redacted. If you intend to redact information pursuant to Item
         601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of such redacted exhibit that certain identified information ahs been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation
S-K.
 Xiaodong Yang, M.D., Ph.D.
Apexigen, Inc.
August 29, 2022
Page 3
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the PIPE investors, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the
      Sponsor, PIPE investors, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any questions.



                                                             Sincerely,
FirstName LastNameXiaodong Yang, M.D., Ph.D.
                                                             Division of
Corporation Finance
Comapany NameApexigen, Inc.
                                                             Office of Life
Sciences
August 29, 2022 Page 3
cc:       Michael Coke, Esq.
FirstName LastName